SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934

                                 Tom Brown, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    11566020
                                 (CUSIP Number)

                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  11566020

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1)      Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
        (entities only)

            Compression, Inc.; 73-1424038

2)      Check the Appropriate Box if a Member of a Group (See  Instructions)
        (a)
        (b) X

3)      SEC Use Only

4)      Source of Funds (See Instructions)  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)      Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 2,142,800

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 2,142,800

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting Person - 2,142,800

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)     Percent of Class Represented by Amount in Row (11)- 4.70%

14)     Type of Reporting Person (See Instructions) CO

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


                     Amendment to Statement on Schedule 13D

      This Amendment No. 10 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 10, 1998, as amended on October 1, October 6, October 9, October 19, 1998, November 19, 1999, February 14, 2001, December 27, 2001 and January 7, 2002 and February 14, 2003 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), with respect to shares of the common stock, par value of $.10 per share (the "Common Stock") of Tom Brown, Inc., a Delaware corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.


Item 5.     Interest in Securities of the Issuer

     (a)  See Line 11 on cover page of this Form 13D.

     (b)  See Lines 7 through 10 on cover page of this Form 13D.

     (c) The following chart sets forth sales of Common Stock in Issuer made by Compression since the filing date of its Amendment No. 9 to Schedule 13D on February 14, 2003. All of such sales were made in brokerage transactions through the open market. Issuer increased the amount of its outstanding shares during October 2003, which substantially decreased the percentage of shares owned by Compression. The percentage of ownership disclosed below is based on 39,420,303 outstanding shares for the period July 28, 2003 to August 7, 2003; 39,559,197 outstanding shares for the period August 8, 2003 to October 2, 2003; and 45,579,047 outstanding shares for the period October 2, 2003 to November 6, 2003, which are the numbers of outstanding shares in Issuer as reported in their periodic filings with the SEC. Upon filing this Amendment, Compression is no longer a 5% holder of Issuer.

                                                         Total
                                                         Shares            %
No. of Shares     Price Per Share          Date          Owned           Owned
-------------     ---------------         -------       ---------        -----
   25,000               $25.25            7/28/03       2,608,800        6.62%
   10,000                25.60            7/28/03       2,598,800        6.59%
   25,000              25.0030             8/6/03       2,573,800        6.53%
    1,700              25.3306             8/6/03       2,572,100        6.52%
   10,000              25.2411             8/7/03       2,562,100        6.50%
   15,000              25.1449             8/7/03       2,547,100        6.46%
      500                25.25             8/8/03       2,546,600        6.44%
    1,400                25.22             8/8/03       2,545,200        6.43%
   23,100                25.15             8/8/03       2,522,100        6.38%
   25,000                26.82            8/11/03       2,497,100        6.31%
   20,000                27.00            8/12/03       2,477,100        6.26%

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



                                                         Total
                                                         Shares            %
No. of Shares     Price Per Share          Date          Owned           Owned
-------------     ---------------         -------       ---------        -----
   15,000                27.01            8/12/03       2,462,100        6.22%
   25,000               27.258            8/13/03       2,437,100        6.16%
   25,000                27.70            8/18/03       2,412,100        6.10%
   10,000                27.99            8/20/03       2,402,100        6.07%
   10,000                28.09            8/20/03       2,392,100        6.05%
   10,000              28.0034            8/21/03       2,382,100        6.02%
    4,000                27.70            8/29/03       2,378,100        6.01%
   15,000                27.58            8/29/03       2,363,100        5.97%
    6,800               $26.00            9/25/03       2,356,300        5.96%
    2,300                25.99            9/25/03       2,354,000        5.95%
      500                26.00            9/25/03       2,353,500        5.95%
      200                26.04            9/25/03       2,353,300        5.95%
      200                26.04            9/25/03       2,353,100        5.95%
    7,800                26.00            9/25/03       2,345,300        5.93%
      100                26.02            9/25/03       2,345,200        5.93%
    2,100                26.00            9/25/03       2,343,100        5.92%
   20,000              26.0727            10/2/03       2,323,100        5.87%
   17,400               26.149            10/2/03       2,305,700        5.83%
   20,000                26.58            10/7/03       2,285,700        5.01%
   10,000                26.75            10/7/03       2,275,700        4.99%
   10,000                26.90            10/7/03       2,265,700        4.97%
   10,000                27.03            10/9/03       2,255,700        4.95%
   15,000                27.50           10/10/03       2,240,700        4.92%
   12,900                27.00           10/28/03       2,227,800        4.89%
   10,000                27.25           10/29/03       2,217,800        4.87%
   10,000                27.80            11/5/03       2,207,800        4.84%
    7,000                27.75            11/5/03       2,200,800        4.83%
    1,600                27.76            11/5/03       2,199,200        4.83%
      400                27.78            11/5/03       2,198,800        4.82%
    1,000                27.80            11/5/03       2,197,800        4.82%
    3,200                27.50            11/5/03       2,194,600        4.81%
    6,800                27.51            11/5/03       2,187,800        4.80%
   10,000                27.80            11/5/03       2,177,800        4.78%
   10,000                27.91            11/5/03       2,167,800        4.76%
   25,000                28.00            11/6/03       2,142,800        4.70%


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

Item 7.     Material to Be Filed as Exhibits

            None


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 12, 2003

Signature  /s/    Dennis R. Neill
                  ----------------

Name/Title:       Dennis R. Neill
                  President
                  Compression, Inc.


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